SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                     AMENDED
                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)


                           MAHASKA INVESTMENT COMPANY
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                    559809108
                                 (CUSIP Number)

                                                                      _
Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 559809108          AMENDED SCHEDULE 13G             Page 2 of 7 Pages


1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person (entities only)

        Mahaska Investment Company ESOP
        I.R.S. No. 42-1291120

2.  Check the appropriate box if a member of a group

        N/A

3.  SEC Use Only


4.  Citizenship or Place of Organization

        Iowa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING WITH:

5.  Sole Voting Power

        0

6.  Shared Voting Power

        406,836* shares     *Under the applicable ESOP documentation, each
                            participant is entitled to direct the plan as to voting shares allocated to such participant's account.

7.  Sole Dispositive Power

        406,836 shares


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                                                               Page 3 of 7 Pages

8.  Shared Dispositive Power

         N/A

9.  Aggregate Amount Beneficially Owned by Each Reporting Person

        406,836 shares

10. Check box if the aggregate amount in Row (9) excludes certain shares

        N/A

11. Percent of Class Represented by Amount in Row 9

        9.4%

12. Type of Reporting Person

        EP

                                                               Page 4 of 7 Pages

ITEM 1(a). NAME OF ISSUER.

           Mahaska Investment Company

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

           P. O. Box 1104
           Oskaloosa, Iowa  52577

ITEM 2(a). NAME OF PERSON FILING.

           This filing is made on behalf of Mahaska Investment Company Employee Stock Ownership Plan and Trust (ESOP).

ITEM 2(b). ADDRESS OF THE PRINCIPAL OFFICES:

           The principal business office is Mahaska State Bank Trust Department,
           P. O. Box 90, Oskaloosa, Iowa 52577.

ITEM 2(c). CITIZENSHIP.

           The Trust Agreement creating the ESOP is governed by the laws of the State of Iowa.

ITEM 2(d). TITLE OF CLASS OF SECURITIES.

           Common Stock.

ITEM 2(e). CUSIP NUMBER.

           559809108

ITEM 3. IF THE STATEMENT IS BEING FILED PURSUANT TO RULE 13D-1(b) OR 13D-2(b), CHECK WHETHER THE PERSON FILING IS A:

           N/A


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                                                               Page 5 of 7 Pages

ITEM 4.    OWNERSHIP.

           (a)  Amount of Beneficially Owned:

                The ESOP has direct control of the shares of Common Stock held for the benefit of the participating employees.

           (b)  Percent of Class:

                9.4%

           (c) (i)  Sole power to vote or direct the vote:

                    0

              (ii)  Shared power to vote or direct the vote:

                    406,836

                    Under the ESOP Trust document, Mahaska State Bank ("the Trustee") is authorized in its discretion to vote directly and to vote indirectly by proxy on all matters pertaining to all securities held by the ESOP. Notwithstanding the foregoing, each participant is entitled to direct the Plan as to any Company stock considered allocated to such participant's account in accordance with IRC Section 409(e).

             (iii)  Sole power to dispose or direct the disposition of:

                    The Trustee has sole power to dispose or to direct the disposition of the 406,836 shares of Common Stock.

              (iv)  Shared power to dispose or to direct the disposition of:

                    0

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           N/A

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                                                               Page 6 of 7 Pages

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           See item 4 above.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           See items 3 and 4 above.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           N/A

ITEM 9.    NOTICE OF DISSOLUTION OF A GROUP.

           N/A

ITEM 10.   CERTIFICATION.

           By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                                               Page 7 of 7 Pages
                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                  MAHASKA STATE BANK, AS TRUSTEE


                                  /s/ Sherry Mattson

Date:    February 15, 2000        Name:   Sherry Mattson

                                  Title:  Trust Officer